Mail Stop 6010
      January 12, 2006

Via U.S. Mail and Facsimile to (805) 964-2712

Loren McFarland
Chief Financial Officer
Mentor Corporation
201 Mentor Drive
Santa Barbara, CA 93111

	Re:	Mentor Corporation
		Form 10-K/A for the Fiscal Year Ended March 31, 2005
		Filed July 29, 2005
      File No. 001-31744

Dear Mr. McFarland:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the Fiscal Year Ended March 31, 2005

Management`s Discussion and Analysis, page 31

Liquidity and Capital Resources, page 39


1. We noted from a review of your consolidated balance sheets and income statements that your days sales outstanding in accounts receivable is approximately 80 days. Please tell us and revise future filings to disclose the specific factors, including third party reimbursement, which drive this figure. Additionally, please disclose how this collection cycle impacts your usage and availability of cash and any consequences the cycle has on the recognition of revenue or sales returns and allowances.


Consolidated Financial Statements, page 63

Note A - Summary of Significant Accounting Polices, page 70

Revenue Recognition, page 72


2. We see on page 76 that you have deferred revenue of $11.8 million.
Please tell us and disclose in future filings what types of transactions and arrangements require you to defer recognizing revenue and at what point all of the requirements for revenue recognition are satisfied. Please also tell us how you measure the amount of deferred revenue and how you account for the associated costs.


3. We note in your schedule of qualifying accounts on page 91 that your accrual for sales returns and allowances has increased from $7.8 million at March 31, 2002 to $13.6 million at March 31, 2005, with no apparent charge-offs or other deductions. Please tell us how you account for sales returns and allowances and why. Cite the accounting literature upon which you relied. Address why you do not reduce the accrual and tell us the amount of returns for each period presented.



Note B - Inventories, page 59


4. As part of your revenue recognition policy on page 72, you identified that you have sales transactions that utilize inventory held on consignment. Please tell us and disclose in future filings the amount of finished goods inventory which is considered on consignment.


Note L - Long-Term Debt, page 84


5. We note on December 22, 2003, you issued $150 million of convertible subordinated notes due January 1, 2024 along with a European call warrant and a convertible note hedge. Please tell us and disclose in future filings the significant terms of the notes, warrant and the convertible note hedge. Please all also tell us how you accounted for and valued the notes and issuance of the warrant and the hedge. Discuss why the debt was recorded at its face value of $150 million and the warrant and hedge were both recorded in permanent equity with a fair value of $7.7 million. Cite the accounting literature upon which you relied and explain in detail how you applied that literature to the terms of your agreements. Additionally, the methodology and significant assumptions of the valuation model should be disclosed in future filings.


Note P - Contingencies, page 86


6. We note that you combine the accruals for your product warranties and product liability claims in your rollforward schedule. You also combine these two amounts in your discussion of the accounting policy for how you determine them. Please respond to the following comments:

* Please tell us and disclose in future filings separate
accounting
policies for how you account for and measure product warranties
and
product liability claims.
* Please tell us and disclose in future filings a separate tabular reconciliation of the changes in your aggregate product warranty liability for each reporting period and include all of the items required by paragraph 14(b) of FIN 45 in that reconciliation.
* While you are not required to present a separate tabular reconciliation of the changes in your aggregate product liability claims for each reporting period, if you do then you should provide that information separately from your product warranty
disclosures.
* Please tell us and disclose in future filings all of the information required in MD&A and your financial statements by paragraphs 9 and 10 of SFAS 5 and SAB Topic 5:Y with respect to your recorded and unrecorded product liabilities.  Please also see
Release
33-8350 with respect to the disclosure of your critical accounting estimates for warranties and product liability claims.
* Please tell us why you classify warranty and product liability claims in selling, general and administrative expenses.
* We note from the disclosure on page 12 of your September 30,
2005
Form 10-Q, that you expanded your "limited warranty programs to provide certain financial assistance for surgical procedures within ten years of implantation (increased from five years) and expanded the program coverage to include breast implant sales in European and certain other countries, in addition to the United States."
Please
tell us the nature of this program and the costs related to surgical procedures. Please also tell us how you measure and account for this obligation and why. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.


	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.


								Sincerely,



								Kate Tillan
								Assistant Chief Accountant

Loren McFarland
Mentor Corporation
January 12, 2006
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